UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G
                              (Rule 13d-102)

          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                               PARTNERRE LTD
                             (Name of Issuer)


                       Common Stock, $1.00 Par Value
                      (Title of Class of Securities)




                                 G6852T105
                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. G6852T105


1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  L.P.  04-3276558


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5. SOLE VOTING POWER

   None


6. SHARED VOTING POWER

   765,851


7. SOLE DISPOSITIVE POWER

   765,851


8. SHARED DISPOSITIVE POWER

   None


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   765,851


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    1.57%


12. TYPE OF REPORTING PERSON*

    IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. G6852T105


1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  Inc.  04-3276549


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)


3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5. SOLE VOTING POWER

   None


6. SHARED VOTING POWER

   765,851


7. SOLE DISPOSITIVE POWER

   765,851


8. SHARED DISPOSITIVE POWER

   None


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   765,851


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    1.57%


12. TYPE OF REPORTING PERSON*

    CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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


Item 1(a)Name of Issuer:
                     PARTNERRE LTD

     1(b)     Address of Issuer's Principal Executive Offices:
                     106 PITTS BAY ROAD, BELVEDERE BLDG.
                     PEMMBROKE PARISH BER, BERMUDA

Item 2(a)            Name of Person Filing:
                     Harris Associates L.P. ("Harris")
                     Harris Associates Inc. ("General Partner")

     2(b)     Address of Principal Business Office or, if none, Residence:
                     Both Harris and the General Partner maintain their principal offices at:

                     Two North LaSalle Street, Suite 500
                     Chicago, IL 60602-3790

     2(c)     Citizenship:
                     Harris is a Delaware limited partnership.
                     The General Partner is a Delaware corporation.

     2(d)     Title of Class of Securities:
                     Common Stock, $1.00 Par Value (the "Shares")

     2(e)     CUSIP Number:
                     G6852T105

Item 3  If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                     Not applicable.

Item 4  Ownership (at October 31, 2000):

     4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:
                     765,851 shares

     4(b)     Percent of Class:
                     1.57%
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     4(c)     Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:
                     None

        (ii)  shared power to vote or to direct the vote:
                     765,851

        (iii) sole power to dispose or to direct the disposition of:
                     765,851

        (iv)  shared power to dispose or to direct the disposition of:
                     None

Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advise in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

In addition, Harris serves as investment adviser to the Harris Associates Investment Trust (the "Trust"), and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that the Trust is controlled by such persons. The Trust, through its various series, does not own any shares.

Item 5  Ownership of Five Percent or Less of a Class:
        As of October 31, 2000, Harris ceased to be a beneficial
         Owner of more than 5% of any class of shares.

        Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                Not Applicable.

        Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                Not Applicable.

        Item 8  Identification and Classification of Members of the Group:
                Not Applicable.

        Item 9  Notice of Dissolution of Group:
                Not Applicable.


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        Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 8, 2000



                         Harris Associates, Inc., for itself and, as general partner of Harris Associates L.P.





                         By:/s/Anita M. Nagler
                         Anita M. Nagler
                         Chief Operating Officer

                           HARRIS ASSOCIATES L.P.
                     Two North LaSalle Street, Suite 500
                        Chicago, Illinois 60602-3790




                                                 November 8, 2000



Via EDGAR System

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn:  Filing Desk, Stop 1-4

     Re:      Amendment No. 3 to Schedule 13G
        for PARTNERRE LTD



Dear Sir or Madam:

     On behalf of Harris Associates L.P. ("Harris") and Harris Associates, Inc., Harris' sole general partner, and pursuant to Regulation 13D-G of the Regulations adopted under the Securities Exchange Act of 1934, attached hereto for filing is one copy of Amendment No. 3 to Schedule 13G for PARTNERRE LTD.

     A copy of this Amendment has been forwarded to the principal executive offices of PARTNERRE LTD.



                                             Very truly yours,

                                             /s/ SUSAN L. KEHOE


                                             Susan L. Kehoe
                                             Legal Assistant


Attachment